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                            February 22, 2023

       James Lim Eng Hock
       Chief Executive Officer
       Multi Ways Holdings Limited
       3E Gul Circle
       Singapore 629633

                                                        Re: Multi Ways Holdings
Limited
                                                            Registration
Statement on Form F-1
                                                            Filed February 8,
2023
                                                            File No. 333-269641

       Dear James Lim Eng Hock:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed February 8, 2023

       Management
       Compensation of Executive Directors and Executive Officers, page 100

   1. Please update your compensation disclosure to reflect the fiscal year ended December 31,
                                                        2022.
       Resale Shareholders, page Alt-5

   2. Disclosure provides MWE Investments will beneficially own 72.62% of the shares after the offering. Please
reconcile this with your disclosure on page 102.
 James Lim Eng Hock
FirstName
Multi WaysLastNameJames  Lim Eng Hock
           Holdings Limited
Comapany22,
February  NameMulti
            2023     Ways Holdings Limited
February
Page 2 22, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Andi Carpenter at 202-551-3645 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Jay Ingram at 202-551-3397 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Jason Ye